13 June 2023

BURFORD CAPITAL REPORTS FIRST QUARTER 2023 FINANCIAL RESULTS;

PORTFOLIO-WIDE MOMENTUM DRIVES STRONG REVENUE GROWTH

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, today announces its unaudited financial results at and for the three months ended March 31, 2023 (“1Q23”).1 Burford’s report on Form 6-K for 1Q23, including unaudited condensed consolidated financial statements (the “1Q23 Quarterly Report”), is available on the Burford Capital website at http://investors.burfordcapital.com.

Christopher Bogart, Chief Executive Officer of Burford Capital, commented:

“We saw continued positive momentum in the first quarter of 2023 in the progression of our portfolio as court activity and legal processes further normalized in the aftermath of the Covid-19 pandemic. The breadth of the case activity pick-up was reflected in capital provision income, excluding our YPF-related assets, more than doubling to $185 million compared to 1Q22, comprising almost a sixfold increase in realized gains and 41% growth in unrealized gains. Fair value gains arising from the favorable summary judgment ruling in our YPF-related assets contributed to an extraordinary first quarter for total revenues, driving growth in capital provision income of 238% to reach nearly $500 million. As an indicator of ongoing portfolio activity, an additional 12 case milestones have occurred since our May 16 update when we had observed 28 milestones and expected 61 more through the remainder of the year.”

1 All 1Q23 figures in this announcement are unaudited and presented on a consolidated basis in accordance with the generally accepted accounting principles in the United States (“US GAAP”), unless otherwise stated. Definitions, reconciliations and information additional to those set forth in this announcement are available on the Burford Capital website and in the 1Q23 Quarterly Report (as defined above). In addition, Burford applied its revised valuation methodology for capital provision assets to its unaudited condensed consolidated financial statements at March 31, 2023 and for the three months ended March 31, 2023 and 2022 included in this announcement. As Burford has not previously issued quarterly financial statements, its unaudited condensed consolidated financial statements for the three months ended March 31, 2022 are not technically restated.

1Q23 highlights

New business

Group-wide new business

•	New commitments of $165 million, up 102% compared to 1Q22 (1Q22: $82 million)
•	Deployments of $129 million, up 1% compared to 1Q22 (1Q22: $128 million)

Burford-only capital provision-direct assets, representing assets capable of generating highest profits for our equity shareholders

•	New commitments of $101 million, up 130% compared to 1Q22 (1Q22: $44 million)

•	Deployments of $67 million, up 29% compared to 1Q22 (1Q22: $52 million)

Portfolio and liquidity

•	Group-wide portfolio grew to $6.6 billion at March 31, 2023 (December 31, 2022: $6.1 billion), due to significant fair value gains but also new deployments and undrawn commitments
•	Broad pick-up in portfolio activity, with capital provision income, excluding the YPF-related assets, more than doubling to $185 million compared to 1Q22
o	464% increase in realized gains and 41% increase in unrealized gains compared to 1Q22
•	Fair value gains arising from the favorable summary judgment ruling in the YPF-related assets contributed to an extraordinary first quarter for total revenues
o	Burford-only carrying value of the YPF-related assets (both Petersen and Eton Park) increased to $1.0 billion at March 31, 2023 (December 31, 2022: $823 million)
•	Cumulative ROIC since inception from Burford-only capital provision-direct assets of 89% (December 31, 2022: 88%) and IRR of 29% (December 31, 2022: 29%)
•	Burford-only cash receipts of $97 million, up 66% compared to 1Q22 (1Q22: $59 million)
•	Burford-only cash and cash equivalents and marketable securities of $183 million at March 31, 2023 (December 31, 2022: $210 million)
o	Due from settlement of capital provision assets decreased 14% to $99 million at March 31, 2023 (December 31, 2022: $115 million, of which 17% was collected in cash in 1Q23)

Income

•

Total revenues increased 209% to $381 million (1Q22: $123 million), represented by a higher level of case activity and portfolio progression, including $192 million of fair value gains, net of third-party interests, in the YPF-related assets and $185 million of capital provision income excluding the YPF-related assets

•

Burford-only capital provision-direct realizations of $64 million (1Q22: $21 million) and realized gains of $36 million (1Q22: $10 million), with a single matter generating a realized gain of $27 million

•	Burford-only annualized capital provision-direct realized loss rate of 0.9% of average portfolio at cost in 1Q23 (2022: 1.0%)
•

Operating income increased 252% to $327 million (1Q22: $93 million), with significant growth in capital provision income compared to 1Q22, partially offset by third-party interests in the YPF-related assets fair value adjustments and higher total operating expenses due to increases in non-cash accruals in light of the positive performance of Burford’s share price, the increase in the carrying value of the YPF-related assets and the increase in the carrying value of a legacy asset recovery matter

•	Net income attributable to Burford Capital Limited shareholders increased 361% to $259 million (1Q22: $56 million)
o	Net income per ordinary and diluted share of $1.17 (1Q22: $0.25)

Capital

•	Total shareholders’ equity attributable to Burford Capital Limited was $1,992 million at March 31, 2023 (December 31, 2022: $1,743 million)
o	Total shareholders’ equity attributable to Burford Capital Limited per ordinary share of $9.10 at March 31, 2023 (December 31, 2022: $7.97 per ordinary share)
o	Tangible book value attributable to Burford Capital Limited per ordinary share (non-GAAP) of $8.49 at March 31, 2023 (December 31, 2022: $7.36 per ordinary share)

Investor and Analyst Conference Call

Burford will hold a conference call for investors and analysts at 10.00am EDT / 3.00pm BST on Tuesday, June 13, 2023. The dial-in number for the conference call is +1 646 787-9445 (USA) / +44 (0)20 3936 2999 (UK) / +44 (0)20 3936 2999 (all other locations) and the access code is 716110. To minimize the risk of delayed access, participants are urged to dial into the conference call by 9.40am EDT / 2.40pm BST.

A live webcast of the call will also be available at https://www.investis-live.com/burfordcapital/646f1786796b421300718cbb/ohia, and pre-registration at that link is encouraged.

An accompanying 1Q23 results presentation for investors and analysts will also be made available on the Burford Capital website prior to the conference call at http://investors.burfordcapital.com.

Following the conference call, a replay facility for this event will be available until Tuesday, June 27, 2023 by dialing +1 845 709-8569 (USA) / +44 (0)20 3936 3001 (UK) / +44 (0)20 3936 3001 (all other locations) and using the replay access code 694153. A replay facility will also be accessible through the webcast at https://www.investis-live.com/burfordcapital/646f1786796b421300718cbb/ohia.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Arnav Kapoor

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

Summary Financial Statements and Reconciliations

The tables below set forth summaries of the condensed consolidated and Burford-only statements of operations for the three months ended March 31, 2023 and 2022, the condensed consolidated and Burford-only statements of financial position at March 31, 2023 and December 31, 2022 and corresponding reconciliations from consolidated to Burford-only financial results.

Summary condensed consolidated statements of operations

	For the three months ended March 31,
($ in thousands)	2023	2022

Capital provision income	475,933	140,739
Less: Third-party interests in capital provision assets	(100,345)	(16,639)
Asset management income	1,997	3,114
Services and other income	3,320	(4,112)

Total revenues	380,905	123,102

Total operating expenses	54,299	30,287

Operating income	326,606	92,815

Finance costs and loss on debt extinguishment	20,553	15,841
Foreign currency transactions (gains)/losses	(2,440)	514

Income before income taxes	308,493	76,460

(Provision for) income taxes	(7,112)	(3,424)

Net income	301,381	73,036

Net income attributable to Burford Capital Limited shareholders	259,425	56,280

Net income attributable to Burford Capital Limited per ordinary share:
Basic	$1.19	$0.26
Diluted	$1.17	$0.25

Summary Burford-only statement of operations

	For the three months ended March 31,
($ in thousands)	2023	2022

Capital provision income	316,015	100,587
Asset management income	19,357	10,934
Services and other income	3,305	(5,244)

Total revenues	338,677	106,277

Operating income	284,668	76,486

Net income	259,425	56,280

Net income per share:
Basic	$1.19	$0.26
Diluted	$1.17	$0.25

Reconciliation of summary condensed consolidated statement of operations to summary Burford-only statement of operations

	For the three months ended March 31, 2023
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only

Capital provision income	475,933	(107)	(48,308)	(99,769)	(7,022)	(4,712)	316,015
Less: Third-party interests in capital provision assets	(100,345)	-	-	99,764	-	581	-
Asset management income	1,997	46	17,314	-	-	-	19,357
Services and other income	3,320	-	(1)	-	-	(14)	3,305
Total revenues	380,905	(61)	(30,995)	(5)	(7,022)	(4,145)	338,677

Operating income	326,606	94	(31,025)	-	(6,899)	(4,108)	284,668

Net income/(loss)	301,381	94	(31,025)	-	(6,899)	(4,126)	259,425

	For the three months ended March 31, 2022
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only

Capital provision income	140,739	(508)	(18,595)	(15,925)	(366)	(4,758)	100,587
Less: Third-party interests in capital provision assets	(16,639)	-	-	15,925	-	714	-
Asset management income	3,114	161	7,659	-	-	-	10,934
Services and other income	(4,112)	(1,132)	-	-	-	-	(5,244)
Total revenues	123,102	(1,479)	(10,936)	-	(366)	(4,044)	106,277

Operating income	92,815	(1,112)	(10,960)	-	(215)	(4,042)	76,486

Net income/(loss)	73,036	(1,112)	(10,960)	-	(215)	(4,469)	56,280

Summary condensed consolidated statement of financial position

	At
($ in thousands)	March 31, 2023	December 31, 2022

Total assets	4,681,314	4,288,359

Total liabilities	2,027,953	1,901,289

Total Burford Capital Limited equity	1,992,278	1,742,584

Non-controlling interests	661,083	644,486

Total shareholders’ equity	2,653,361	2,387,070

Basic ordinary shares outstanding	218,957,218	218,581,877

Total shareholders’ equity attributable to Burford Capital Limited per basic ordinary share	9.10	7.97
Total shareholders’ equity per basic ordinary share	12.12	10.92

Reconciliation of summary condensed consolidated statement of financial position to summary Burford-only statement of financial position

	At March 31, 2023
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only

Total assets	4,681,314	(2,747)	(491,735)	(509,018)	(109,839)	(73,919)	3,494,056

Total liabilities	2,027,953	(279)	(4,234)	(509,018)	(142)	(12,502)	1,501,778

Total shareholders' equity	2,653,361	(2,468)	(487,501)	-	(109,697)	(61,417)	1,992,278

	At December 31, 2022
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only

Total assets	4,288,359	(2,779)	(477,590)	(409,249)	(103,523)	(76,792)	3,218,426

Total liabilities	1,901,289	(228)	(4,234)	(409,249)	(120)	(11,616)	1,475,842

Total shareholders' equity	2,387,070	(2,551)	(473,356)	-	(103,403)	(65,176)	1,742,584

Reconciliation of components of deployments from a consolidated basis to a Group-wide basis

	For the three months ended March 31, 2023
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	84,685	(17,692)	66,993	6,913	17,452	91,358
Capital provision-indirect	34,000	(28,333)	5,667	28,333	-	34,000
Post-settlement	-	-	-	3,867	-	3,867
Total new deployments	118,685	(46,025)	72,660	39,113	17,452	129,225

	For the three months ended March 31, 2022
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	91,121	(39,163)	51,958	5,741	39,013	96,712
Capital provision-indirect	14,747	(13,258)	1,489	13,258	-	14,747
Post-settlement	-	-	-	17,036	-	17,036
Total new deployments	105,868	(52,421)	53,447	36,035	39,013	128,495

Reconciliation of consolidated portfolio to Group-wide portfolio

($ in thousands)	At March 31, 2023	At December 31, 2022
Consolidated carrying value	4,202,864	3,735,556
Consolidated undrawn commitments	1,790,550	1,720,727
Consolidated portfolio	5,993,414	5,456,283

Eliminations of third-party interests:
Less: Attributable to carrying value	(1,244,931)	(1,100,137)
Less: Attributable to undrawn commitments	(426,816)	(413,446)

Burford-only Carrying value	2,957,933	2,635,419
Burford-only undrawn commitments	1,363,734	1,307,281
Burford-only portfolio	4,321,667	3,942,700

Other funds carrying value	1,098,414	1,076,320
Other funds undrawn commitments	267,001	239,145
Other funds portfolio	1,365,415	1,315,465

BOF-C carrying value	539,785	516,982
BOF-C undrawn commitments	384,633	371,724
BOF-C portfolio	924,418	888,706

Total group-wide portfolio	6,611,500	6,146,871

Reconciliation of capital provision income excluding YPF-related assets

	For the three months ended March 31,
($ in thousands)	2023	2022
Capital provision income	475,933	140,739
Less: Capital provision income from YPF-related assets	(291,345)	(49,839)
Capital provision income excluding YPF-related assets	184,588	90,900

Reconciliation of consolidated to Burford-only carrying value of YPF-related assets

	At March 31, 2023			At December 31, 2022
		Elimination of			Elimination of
		third-party			third-party
($ in thousands)	Consolidated	interests	Burford-only	Consolidated	interests	Burford-only
Deployed cost	62,071	(6,828)	55,243	61,610	(6,985)	54,625
Unrealized gain	1,462,284	(502,297)	959,987	1,170,939	(402,529)	768,,410
Carrying value of YPF-related assets	1,524,335	(509,105)	1,015,230	1,232,549	(409,514)	823,035

Reconciliation of consolidated proceeds from capital provision assets to Burford-only cash receipts

	For the three months ended March 31,
($ in thousands)	2023	2022
Consolidated proceeds from capital provision assets	144,485	69,369
Less: Elimination of third-party interests	(60,563)	(14,109)
Burford-only total proceeds from capital provision assets	83,922	55,260
Burford-only proceeds from capital provision-direct assets	77,742	55,613
Burford-only proceeds from capital provision-indirect assets	6,180	97
Burford-only total proceeds from capital provision assets	83,922	55,260
Consolidated asset management income	1,997	3,114
Plus: Eliminated income from funds	17,360	7,820
Burford-only asset management income	19,357	10,934
Less: Non-cash adjustments(1)	(7,086)	(8,725)
Burford-only proceeds from asset management income	12,271	2,209
Burford-only proceeds from marketable security interest and dividends	881	614
Burford-only proceeds from asset recovery fee for services	83	418
Burford-only proceeds from asset management and other services	13,235	3,241
Cash receipts	97,157	58,501

(1) Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

Reconciliation of consolidated to Burford-only due from settlement of capital provision assets

	At March 31, 2023			At December 31, 2022
		Elimination of			Elimination of
		third-party			third-party
($ in thousands)	Consolidated	interests	Burford-only	Consolidated	interests	Burford-only
Due from settlement of capital provision assets	100,494	(1,755)	98,739	116,582	(1,932)	114,650

Reconciliation of consolidated to Burford-only cash and cash equivalents and marketable securities

	At March 31, 2023			At December 31, 2022
		Elimination of			Elimination of
		third-party			third-party
($ in thousands)	Consolidated	interests	Burford-only	Consolidated	interests	Burford-only
Cash and cash equivalents	65,994	(12,620)	53,374	107,658	(33,979)	73,679
Marketable securities	130,056	-	130,056	136,358	-	136,358
Total cash and cash equivalents and marketable securities	196,050	(12,620)	183,430	244,016	(33,979)	210,037

Reconciliation of consolidated to Burford-only realizations

	For the three months ended March 31, 2023			For the three months ended March 31, 2022
		Eliminations and			Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only	Consolidated	adjustments	Burford-only
Capital provision-direct	115,732	(53,986)	61,746	21,211	(859)	20,352
Capital provision-indirect	12,580	(10,484)	2,096	5,352	(4,575)	777
Post-settlement	-	-	-	-	-	-
Total realizations	128,312	(64,470)	63,842	26,563	(5,434)	21,129

Reconciliation of consolidated to Burford-only realized gains

	For the three months ended March 31, 2023			For the three months ended March 31, 2022
		Eliminations and			Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only	Consolidated	adjustments	Burford-only
Realized gains relative to cost	69,442	(33,829)	35,613	12,303	(2,291)	10,012

Reconciliation of consolidated to Burford-only realized gain on the conclusion of one matter in 2023

	For the three months ended March 31, 2023
		Eliminations and
($ in millions)	Consolidated	adjustments	Burford-only
Realized gain on one matter that concluded in 2023	49.4	(22.9)	26.5

Reconciliation of tangible book value attributable to Burford Capital Limited per ordinary share

	At	At
($ in thousands, except share data)	March 31, 2023	December 31, 2022
Total Burford Capital Limited equity	1,992,278	1,742,584

Less: Goodwill	(133,936)	(133,912)
Tangible book value attributable to Burford Capital Limited	1,858,342	1,608,672
Basic ordinary shares outstanding	218,957,218	218,581,877
Tangible book value attributable to Burford Capital Limited per ordinary share	8.49	7.36

Definitions and Use of Non-GAAP Financial Measures and Alternative Performance Measures

Burford reports its financial results in accordance with US GAAP. US GAAP requires us to present financial statements that consolidate some of the limited partner interests in private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We therefore refer to various presentations of our financial results as follows:

•

Consolidated refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under US GAAP. At the date of this announcement, the major entities where there is also a third-party partner in, or owner of, those entities include BCIM Strategic Value Master Fund, LP, Burford Opportunity Fund C LP, Burford Advantage Master Fund LP, Colorado Investments Limited (“Colorado”) and several other entities in which Burford holds investments where there is also a third-party partner in, or owner of, those entities.

•

Burford-only refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly owned entities owned by others.

•

Group-wide refers to the totality of assets managed by Burford, including those portions of the private funds owned by third parties and including private funds that are not consolidated within Burford’s consolidated financial statements. Group-wide is therefore the sum of Burford-only and non-controlling interests in consolidated and non-consolidated private funds. Group-wide does not include third-party interests in capital provision assets, the economics of which have been sold to those third parties, that do not meet the criteria to be recognized as a sale under US GAAP. This includes the third-party interests in Colorado and other capital provision asset subparticipations.

We subdivide our capital provision assets into two categories:

•

Direct, which includes all of our capital provision assets that we have originated directly (i.e., not through participation in a private fund) from our balance sheet. We also include direct (i.e., not through participation in a private fund) complex strategies assets in this category.

•	Indirect, which includes our balance sheet’s participations in two of our private funds (i.e., BCIM Strategic Value Master Fund, LP and Burford Advantage Master Fund LP).

We also use certain unaudited alternative performance measures, including:

•

Internal Rate of Return (“IRR”) is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating costs appropriately. IRRs do not include unrealized gains or losses.

•

Return on invested capital (“ROIC") from a concluded asset is the absolute amount of realizations from such asset in excess of the amount of expenditure incurred in funding such asset divided by the amount of expenditure incurred, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (“MOIC”) instead of a ROIC basis. MOIC includes the return of capital and, therefore, is 1x higher than ROIC. In other words, 70% ROIC is the same as 1.70x MOIC.

Other unaudited alternative performance measures and terms we use include:

•

Commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide funding on a schedule or, more often, when certain expenses are incurred) or discretionary (allowing us to provide funding after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.

•	Deployment refers to the funding provided for an asset, which adds to our deployed cost in such asset.
•	Deployed cost is the amount of funding we have provided for an asset at the applicable point in time.
•

Fair value adjustment is the amount of unrealized gain or loss recognized in our consolidated statements of operations in the relevant period and added to or subtracted from, as applicable, the asset or liability value in our consolidated statements of financial position.

•	Portfolio includes deployed cost, net unrealized gains or losses and undrawn commitments.
•

Realization: A legal finance asset is realized when the asset is concluded (i.e., when litigation risk has been resolved). A realization will result in us receiving cash or, occasionally, non-cash assets or recognizing a due from settlement receivable, reflecting what we are owed on the asset.

•

Realized gain / loss reflects the total amount of gain or loss generated by a legal finance asset when it is realized, calculated as realized proceeds less deployed cost, without regard for any previously recognized fair value adjustment.

•

Unrealized gain / loss represents the fair value of our legal finance assets over or under their funded cost, as determined in accordance with the requirements of the applicable US GAAP standards, for the relevant financial reporting period (consolidated statement of operations) or cumulatively (consolidated statement of financial position).

•	YPF-related assets refers to our Petersen and Eton Park legal finance assets, which are two claims relating to Republic of Argentina’s nationalization of YPF S.A., the Argentine energy company.

We also use certain non-GAAP financial measures, including:

•

Cash receipts provide a measure of the cash that our capital provision and other assets generate during a given period as well as cash from certain other fees and income. In particular, cash receipts represent the cash generated from capital provision and other assets, including cash proceeds from realized or concluded assets and any related hedging assets, and cash received from asset management income, services and/or other income, before any deployments into funding existing or new assets. Cash receipts are a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is proceeds from capital provision assets as set forth in our consolidated statements of cash flows. We believe that cash receipts are an important measure of our operating and financial performance and are useful to management and investors when assessing the performance of our Burford-only capital provision assets.
•

Tangible book value attributable to Burford Capital Limited is calculated by subtracting intangible assets (such as goodwill) from total Burford Capital Limited equity. Tangible book value attributable to Burford Capital Limited per ordinary share is calculated by dividing tangible book value attributable to Burford Capital Limited by the total number of outstanding ordinary shares. Each of tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share is a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is total Burford Capital Limited equity as set forth in our consolidated statements of financial position. We believe that tangible book value attributable to Burford Capital Limited per ordinary share is an important measure of our financial condition and is useful to management and investors when assessing capital adequacy and our ability to generate earnings on tangible equity invested by our shareholders.

For additional information, including reconciliations of our non-GAAP financial measures to the most directly comparable US GAAP measures and reconciliations of our alternative performance measures additional to those set forth in this announcement, see the 1Q23 Quarterly Report furnished to the US Securities and Exchange Commission on June 13, 2023 and made available on our website at http://investors.burfordcapital.com. Non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to, financial measures calculated in accordance with US GAAP.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements which are forward-looking statements, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.